FORM, FSLR P. 32,291, Application for extension of time for furnishing information pursuant to Sec. 13 or 15(d)--Form 12b-25, [Form 12b-25]

[Form 12b-25]

[Adopted in Release No. 34-10707 (P. 79,728), effective June 3, 1974, 39 F.R. 12861; amended in Release No. 34-16718 (P. 82,487), effective May 8, 1980, 45
F.R. 23651; amended in Release No. 34-21633 (P. 83,725), effective April 30, 1985, 50 F.R. 1442; Release No. 34-26589 (P. 72,435), effective April 12, 1989,
54 F.R. 10306;  Release No. 34-30968 (P. 72,439),  effective August 13, 1992, 57
FR 36442;  Release No.  34-31905 (P.  85,111),  effective  April 26, 1993, 58 FR
14628; and Release No. 34-35113 (P. 85,475), effective January 30, 1995, 59 F.R.
67752.]


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER     0-20915

CUSIP NUMBER        37246F 10 2

(Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR


Reproduced below is the text of Form 12b-25 as proposed to be amended in Release No. 34-35991 (P. 85,644), July 19, 1995.

[ ] Money Market Fund Rule 30b3-1 Filing

End of Proposed Amendment ____________________________________________


For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registrant Information

Full Name of Registrant
Geo Petroleum, Inc.


Former Name if Applicable
N/AP

Address of Principal Executive Office
501 Deep Valley Drive, Suite 300
Rolling Hills Estates, CA 90274


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306.]


Reproduced below is the text of paragraph (b) as proposed to be amended in Release No. 34-35991 (P. 85,644), July 19, 1995.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

End of Proposed Amendment ____________________________________________


(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306; and Release No.
34-30968 (P. 72,439),  effective  August 13, 1992, 57 FR 36442.] The Form 10-KSB could not be filed within the prescribed period due to scheduling difficulties with the Company's auditors and the negotiation of a payment plan that was acceptable to both parties. The payment plan negotiations had to be completed in order for the Company and its auditors to be in compliance with SEC regulations. The Form 10-KSB will be filed on or before April 14, 1998.

Reproduced below is the text of Part III as proposed to be amended in Release No. 34-35991 (P. 85,644), July 19, 1995.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

End of Proposed Amendment ____________________________________________


(Attach Extra Sheets if Needed)
Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Raydon, Eric James
Geo Petroleum, Inc.
501 Deep Valley Drive, Suite 300
Rolling Hills Estates, CA  90274
Bus: (310) 265-0721

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Geo Petroleum, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 1998


/s/ GERALD T. RAYDON
-----------------------------
GERALD T. RAYDON
(CHAIRMAN AND CHIEF EXECUTIVE OFFICER)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter). [Added in Release No. 34-31905 (P. 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (P. 85,475), effective January 30, 1995,
59 F.R. 67752.]